Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity Benitec Biopharma Limited
ABN 64 068 943 662

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Damian Francis
Date of last notice	4 June 2018

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Francis Family Superannuation Fund
Date of change	27 March 2020
No. of securities held prior to change	Direct 90,000 fully paid ordinary shares (FPOS) Indirect 546,261 FPOS
Class	As above
Number acquired	875,000 FPOS
Number disposed	None
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,157.55

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	Direct 90,000 FPOS Indirect 1,421,261 FPOS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable.
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

+ See chapter 19 for defined terms.

Appendix 3Y Page 201/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?

No, the securities were not acquired during a closed period.

Notwithstanding this, the Company’s Securities Trading Policy requires that directors seek written clearance before trading at any time. Written clearance was sought and obtained before trading.

If so, was prior written clearance provided to allow the trade to proceed during this period?	As above.
If prior written clearance was provided, on what date was this provided?	Written clearance was provided on 27 March 2020.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3